Exhibit 99.1
MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

                                PRESS RELEASE

                         MAGNA ANNOUNCES 2005 OUTLOOK

January 13, 2005, Aurora, Ontario, Canada....Magna International Inc. (TSX:
MG.SV.A, MG.MV.B; NYSE: MGA) announced today its outlook for 2005.

Mark T. Hogan, Magna's President stated: "We head into 2005 well positioned to compete in the automotive industry. With a dedicated and motivated workforce extensive expertise in engineering, program management and manufacturing, excellent technologies and a well-capitalized balance sheet, we possess the necessary tools to meet the ongoing industry challenges. We anticipate an increase in sales in 2005 which is expected to contribute to continued earnings growth for Magna."

For the full year 2005, we expect sales to be between $22.0 billion and $23.5 billion, based on full year 2005 light vehicle production volumes of approximately 15.9 million units in North America and approximately 16.2 million units in Europe. Full year 2005 average dollar content per vehicle is expected to be between $720 and $745 in North America and between $315 and $335 in Europe(1). We expect 2005 European assembly sales to be between $4.4 billion and $4.7 billion.

In addition, we expect that full year 2005 spending for fixed assets will be in the range of $875 million to $925 million.

By 2007, we expect growth in content per vehicle to reach between $855 and $900 in North America and between $335 and $375 in Europe(1). This represents an expected 3-year compound average growth rate in content per vehicle, for North America and Europe combined, in the range of 9% to 12%.

(1) European average dollar content per vehicle has been restated to remove assembly sales. Our previous outlook for 2004 European average dollar content per vehicle, as disclosed on November 4, 2004, was between $560 and $565. On a restated basis, European average dollar content per vehicle for 2004 is expected to be between $285 and $290, and 2004 European assembly sales are expected to be in the range of $4.4 billion and $4.475 billion.

All amounts in this press release are in U.S. dollars

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.

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Magna will present its 2005 outlook at the Auto Analysts of New York (AANY)
Detroit Auto Conference, held in conjunction with the Detroit Auto Show, on Thursday, January 13, 2005 at 12:00 noon EST. Magna's presentation is available on our website at www.magna.com. Magna will also webcast the actual presentation at www.magna.com. Magna's presentation will be made by Mark T. Hogan, President and Vincent J. Galifi, Executive Vice President and Chief Financial Officer.

For further information, please contact Vincent J. Galifi or Louis Tonelli at
(905) 726-7100.
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This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of applicable securities legislation. Forward looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However,whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the risks associated with the automotive industry and include those items listed in the attached Management's Discussion and Analysis of Results of Operations and Financial Position. In addition, for a more detailed discussion, reference is made to the risks, assumptions, uncertainties and other factors set out in our Annual Information Form filed with the Canadian Securities Commissions and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.